8 June 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 1 June 2026 to 5 June 2026 it purchased through ABN AMRO Bank N.V. a total of 2,951,292 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	ABN AMRO Bank N.V.
Intermediary Code:	ABNANL2A
Time zone:	CEST
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
01/06/2026	599,973	2,538	2,416	2485.6561
02/06/2026	593,303	2,578	2,450	2513.6339
03/06/2026	602,372	2,517	2,437	2475.7993
04/06/2026	587,091	2,583	2,464	2540.2295
05/06/2026	568,553	2,652	2,571	2623.0525

Following the settlement of the above transactions, RELX PLC holds 64,524,874 ordinary shares in treasury, and has 1,763,937,779 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 60,417,002 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/4503H_1-2026-6-8.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66